Exhibit (e)(2)

[Aventis letterhead]

[Non-binding free translation into English for information purposes only. Original in French.]

Igor Landau

Chairman of the Management Board

                                                                                                                Mr. Patrick Langlois

Schiltigheim, January 22, 2004

Dear Sir,

Following the December 1, 2003, meeting of the Nomination and Compensation Committee (Comité de Nomination et des Rémunérations), I have the pleasure of informing you of the provisions approved by the Committee:

You have proven yourself to be particularly loyal to the company since you started working in the Group.  You have actively participated in the development of the Company’s business, and considerable harm, of both public and financial nature, would result for you if dismissed in circumstances as described below.  This harm will result namely from the brutal loss of stable employment after many years with the Company, and the difficulty for you to find an equivalent position, given your age at the time the dismissal would take place and the personal and psychological impact of such a step, in the context of your social, professional and familial environment.

Accordingly, excluding the case of gross and/or careless negligence on your part in carrying out your functions, it is agreed that in the case of a breach of the Employment Agreement:

-        initiated by the company; or

-        following measures taken by the company against you, such as:

(i)    A significant diminution of your responsibilities within the Aventis Group, with the exception of the termination of your management authority;

(ii)   A reduction in your base salary;

(iii)  A change in the structure of your total target compensation (annual base salary and part variable target); or

(iv)  A transfer outside of Europe;

you will be allocated a contractual severance payment which would encompass and replace the conventional severance payment provided for in the Collective Bargaining Convention for Chemical Industries (Convention Collective des Industries

Chimiques), and the total of which will be 3 years of total cash (total annual base salary plus the total variable target portion in effect during the year in progress), including any legal, contractual or other notice period, and including the financial balance related to your non-competition agreement.

In the case where the severance begins (on the date of the severance letter) after your 63rd birthday, the total contractual severance payment will be brought to 25 months of total cash (including any legal, contractual or other notice period).

The payment of this total contractual severance payment will be subject to the respect of the following conditions:

(i)    you resign from all of your positions, responsibilities or authorities within the Aventis Group;

(ii)   you sign an agreement, in a draft acceptable to Aventis, to forego any lawsuits of any nature against the Aventis Group including foregoing any lawsuit as an employee or as a manager and against any of the group’s companies in France or abroad; and

(iii)  you agree to respect your confidentiality and non-solicitation obligations during a the period of at least three years applicable to Aventis personnel and personnel connected to Aventis.

Except in the case of gross and/or careless negligence, and in addition to the total contractual severance payment above, you also have the right:

-                        to a prorated target bonus up to the end date of your employment agreement;

-                        to continue to exercise, in accordance with the plans’ provisions, stock options already granted to you, except where otherwise indicated in new stock option plans or other long-term programs;

-                        to paid vacation not taken by the end date of your employment agreement;

-                        to reimbursement by Aventis of financial and tax consulting bills, up to a total of 10,000 euros; and

-                        to reimbursement by Aventis of costs related to legal, arbitration or expert action which may be necessary to enforce your rights, up to a total of 50,000 euros.

However, any other payment (legal or contractual which may arise from your change in control letter dated October 1998) from an Aventis Group company will be deducted from the totality of these payments.

If you are in agreement with the terms of this agreement, please return a copy with your signature preceded by the note “read and approved” and “good for agreement” to enter into this agreement.

good for agreement read and approved

/s/ IGOR LANDAU	/s/ PATRICK LANGLOIS
Igor Landau Chairman of the Management Board	Patrick Langlois

[Non-binding free translation into English for information purposes only. Original in French.]

Extract from the Nomination and Compensation Committee's Minutes dated December 1, 2003

-                        Concerning precisions  to be given regarding Mr. Patrick Langlois’ employment agreement:

Mr. Patrick Langlois is Vice President of the Management Board (Directoire) and Chief Financial Officer.  He has been a part of the Aventis Group since 1975.  In 1998, he received a change in control letter which is still in force.  Contrary to other members of the General Management, he has never received guarantees in written form in case of termination initiated by the company.

The Committee agrees to provide him with the same guarantees as those provided to managers at his level:  three years of annual target compensation including any conventional, legal or contractual notice period.

It has also been decided, given that Mr. Patrick Langlois was born in 1945, to provide an additional clause stipulating that at the age of 63 years, the guarantees will be limited to the indemnities provided for in the collective bargaining convention (Convention Collective) plus 10%, i.e. 22 months, in addition to a notice period of 3 months.

[Rhône-Poulence Letterhead]

[Non-binding free translation into English for information purposes only. Original in French.]

President	Mr. Patrick LANGLOIS

Personal and Confidential	Courbevoie, October 26, 1998

Dear Sir,

During our recent conversations, you have shared with me your concerns about the future of the Group.

We have invoked your considerable responsibilities as Chief Financial Officer and member of the Group’s Executive Committee, the powers delegated to you and the importance we place on your great knowledge of the Group and of your profession, as well as the relationships you have created with large Banks, Financial Institutions and our Colleagues in France and Abroad.

The continuity of this collaboration seems absolutely necessary to us in order to reach our objectives in terms of progress, and we are thus willing to agree to provide you with individual guarantees which make up this amendment and are consequently an integral part of your employment contract.

These provisions are integrated in the Group’s policies for worldwide development and Managers’ mobility, and they take into account your hierarchical position in respect to teams located outside of France as well as the equality we wish to maintain among our managers.

Article 1.  DEFINITIONS

For the interpretation of this amendment, the following terms are defined as follows:

“Company” means the Rhône-Poulenc S.A. company.

“Employment Agreemet” means: the employment agreement signed by the Employee with the Company on June 1, 1975, as well as subsequent amendments to this employment agreement and the present amendment.

The “Reference Salary” includes all gross compensation, bonuses and variable compensation, received by you during the 12 months preceding the reception of the notification letter referred to hereinafter..

A breach of the Employment Agreement will be considered to be “Initiated” on the date of reception by the employee of the dismissal notification letter.

“Change in Control” means:

(a)          The carrying out of a take-over bid (O.P.A.) or of an exchange offer (O.P.E.);

(b)         The acquisition of a direct or indirect interest allowing a new shareholder to hold at least 20% of the voting rights in a shareholders’ meeting, or to increase the previous stake so as to hold at least 20% of the voting rights in a shareholders’ meeting;

(c)          The demerger, contribution or sale of significant corporate assets of the Company requiring a shareholders’ meeting of the Company’s shareholders;

(d)         The direct or indirect involvement of a competing company in the Company’s management bodies; or

(e)          The merger-absorption by the Company of a competing company involving the arrival of one or more shareholders, holding more than 20% of the voting rights of the company resulting from the merger, and the merger-absorption of the Company by a competing company which involves the arrival of one or more shareholders, holding more than 20% of the voting rights of the company resulting from the merger.

Change in Control will be considered “effective” as of:

(a)          The date of the publication in the official bulletin of the final results of the tender offer by the Société des Bourses Françaises (French stock market), in the case of a take-over bid and an exchange offer;

(b)         The date the Company is notified of the crossing of the threshold by which a shareholder brings his stake to at least 20% of the Company’s voting rights, in the case of the entry in the capital of a new shareholder holding at least 20% of the voting rights in a shareholders’ meeting or an increase of the previous stake of a new shareholder making his stake at least 20% of the voting rights in a shareholders’ meeting;

(c)          The date of the shareholders’ meeting approving the demerger, sale or contribution of the Company’s principal assets or the merger, in case of demerger, contribution or sale of the Company’s principal assets; or

(d)         The date of the shareholders’ meeting appointing the new management and administrative bodies, in the case of direct or indirect involvement of a competing company in the Company’s management and administrative bodies.

The “Notice Period” corresponds to the period of 18 months from the effectiveness of Change in Control.

In the case of several successive “Changes in Control,” each of them will trigger a new “Notice Period” in your favor, particularly for the calculation of your severance payment.

“Substantial Modification” means the occurrence of a Change in Control and during the “Notice Period” of the following event:

- Substantial modification of the Employment Agreement.

Article 2. SEVERANCE PAYMENT

The parties intend to specify that this provision was written by mutual agreement between the Company and you in consideration for the particular devotion that you have shown for the Company since your arrival in the Group.  You have actively participated in the development of the Company’s business, and the parties agree that considerable harm, of both personal and financial nature, would result for you in a dismissal in circumstances as described below.  This harm will namely result from the brutal loss of stable employment after many years with the Company, and the difficulty for you to find an equivalent position, given your age at the time the dismissal would take place and the personal and psychological impact of such a step in the context of your social, professional and familial environment.

Accordingly, excluding the case of gross negligence on your behalf in carrying out your functions, it is agreed that in the case of a breach of the Employment Agreement initiated by the Company, following a Change in Control, and Initiated by the Company in the Notice Period, you will be allocated a contractual severance payment, which would encompass and replace the conventional indemnity provided for in Article 14 of the Collective Bargaining Convention for Chemical Industries (Convention Collective des Industries Chimiques) and the amount of which will be calculated according to the chart set forth hereinafter:

•         From 0 to 10 years of seniority:                                            16/10 of months per year of employment

•         From 11 to 15: 18/10

•         From 16 to 20: 12/10

•         From 21 to 25: 12/10

•         From 26 to 30: 10/10

•         From 31 to 35:   4/10

Starting at the age of 60 years, the indemnity as set above will be reduced by 1/5 per year remaining between the date of the termination of the employment agreement and the date as of which you could receive your full retirement benefits.

This indemnity, however, cannot be inferior to that provided for in the collective bargaining convention or in the company conventions (Accords d’Entreprise).

Starting at the age when you can receive your full retirement benefits, the indemnity will be the one provided for in the collective bargaining convention.

Article 3. SUBSTANTIAL MODIFICATION OF THE EMPLOYMENT AGREEMENT

Given the level of your responsibilities in the Company and the degree of your involvement in the Company’s policies and strategy for so many years, the parties agree that the events constituting a “Substantial Modification of the employment contract” may be considered as calling in question your position, and agree to draw the following consequences.

In the six (6) months from the occurrence of an event constituting a “Substantial Modification,” in the current sense, you will have the right, which is expressly recognized by the Company, to consider this to be unacceptable, and to notify the Company accordingly by registered mail within a short delay.

Such a notification will immediately trigger a dismissal procedure initiated by the Company, with the payment of the severance payment provided in the article above.

By “Substantial Modification of the Employment Agreement,” reference is made in the particular case of this agreement to:

•         Any significant diminution of the Employee’s responsibilities compared to the Employee’s responsibilities before the Change in Control, not accepted by him and occurring during the protected period;

•         Any reduction in fixed salary and any reduction in the target percentage of variable compensation, independent of the Employee’s influence as defined in this article; or

•         Any transfer of the Employee, without his express and written consent, outside of the European Union, for more than 6 months; the provisions of this article will not apply if the Employee is, before the Change in Control, a company expatriate, as defined in the Company’s personnel registers, and if the purpose of this transfer is to repatriate the Employee to his country of origin.

A “Substantial Modification of the Employment Agreement” cannot be alleged in the case where Rhône-Poulenc offers the Employee a new position, within the European Union, with conditions similar to his position in terms of responsibilities before the Change in Control,.

Notwithstanding what is stated hereinabove, the Company will not have to pay the Employee any indemnity under the present agreement, and the Employee will not be able to allege a “Substantial Modification of the Employment Agreement”

because of a change in control, if following such an event, he formally accepts a new position within the Company, Rhône-Poulenc or its subsidiaries.

Article 4. SUPPLEMENTARY RETIREMENT

In the case of dismissal initiated by the Company, or for a similar cause (see Article 3 above), taking place during the Notice Period following a Change in Control, except in the case of gross negligence, you will benefit from a supplement to your retirement paid under the conditions provided in the last paragraph of this article, by the Company or by any entity which replaces it, and determined in accordance with the regulations of the GRCD regime in effect on the date of the Change in Control.

In accordance with this regulation, the sum of the GRR will be calculated, on the effective cessation date of the Employment Contract, by considering:

-                        Seniority on the cessation date of the Employment Contract;

-                        The last Corrected Base Salary (Rémunération de Base Corrigé) (based on the gross lump sum [FORFAIT] on an annual basis increased by variable compensation based on its targets) which will be notified to you before the Change in Control; and

-                        The Deductible Resources (Ressources Déductibles) (Social Security, ARRCO, AGIRC, “Home” regimes (régimes “Maison”)) calculated on the date of the effective breach of the Employment Contract on a complete basis.

The Social Security old-age pension will be calculated over a complete career and retained pro rata of the seniority accrued.

The complementary programs (régimes complémentaires) (ARRCO, AGIRC) will be retained for the number of points acquired during the reference period to calculate the GRCD rights (droits GRCD) multiplied by the value of the points on the date of the breach of the Employment Agreement.

For the other “Home” regimes:

-                        If you do not have any acquired rights, no amount will be deducted for the “Home” regimes for the calculation of the supplement to your retirement in this article.

-                        If you benefit from rights definitely acquired, the corresponding payments will provisionally not be deducted from the calculation of the GRR thus calculated, but a definitive calculation will be undertaken upon liquidation and you will be applied the best treatment.

The amount of the GRR thus calculated will be revalued, each year until liquidation, according to the average increase in salaries in the Pharmaceutical and Chemical Industries.  However, the annual revaluation will not exceed the annual increase in the national consumer price index (all households goods, excluding tobacco) published by the INSEE, increased by two points.

This supplement to your retirement will be due when all of the Social Security, complementary program, and as the case may be, “Home” regime pensions will have been liquidated.  The provisions for its payment are those provided for by the regulations of the GRCD regime applicable on the date of the Change in Control.

However, if, for any reason whatsoever, it is not possible for you to receive the other “Home” regime pensions on the basis provided for during the final calculation, the GRCD allocation made will be reviewed to maintain the GRR amount at the level provided above.

In the case of death, provisions concerning reversion (Articles 11 ad 12 of the GRCD regulations) in effect during the Change in Control will be applied.

Article 5. MISCELLANEOUS

5.1                                 The parties expressly agree that they do not intend to make the employee to pay the costs and charges for any legal, arbitration or expert action, which may be necessary to enforce his rights.

The company will pay the Employee in advance, upon his request and within a reasonable time period, the amount that is necessary to the latter to cover the fees (lawyers’ fees included) that he will have undertaken to enforce any Company obligation in terms of this contract.

If the courts do not provide the Employee with an amount at least equal to his request, the Employee will reimburse the Company an amount reflecting the sum resulting from the Employee’s request, which will be equal to (1 – a/b) multiplied by c, where a is the amount of damages and interest awarded by the judge; where b is the amount of damages and interest intitially requested by the Employee; and c is the total amount advanced by the Company; the Company will have the right to deduct this amount of payment owed by the Company to the Employee for whatever reason.

5.2                                 The parties expressly agree that if a clause of the Employment Agreement is void, for any reason whatsoever, the setting aside of this clause will not put in doubt the validity of the other clauses of this Employment Agreement, which will accordingly continue to apply to the parties in all its other provisions.

5.3                                 In the case where this amendment contained contradictory provisions or a provision less favorable for you than one or several provisions in a legal act in effect, the parties expressly agree that the most favorable provision will be applied to you.  You only will be the judge of which contractual provision is most favorable in the case of conflict between two provisions.  In the case where the same pre-existing provision would have favorable effects on certain points and unfavorable on others in terms of the provisions of this amendment, you will be free to retain a combination of such provisions offering you an optimal favorable effect.

If you are in agreement with the terms of this agreement, please return a copy with your signature preceded by the note “read and approved and “good for agreement” to enter into this agreement.

read and approved good for agreement

/s/ PATRICK LANGLOIS	/s/ Jean-René FOURTOU
Jean-René FOURTOU